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[CINRAM LOGO]

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3


NEWS RELEASE

FOR IMMEDIATE RELEASE

          CINRAM UPDATES STATUS OF ITS EVALUATION OF CONVERSION TO AN
                          INCOME TRUST TYPE STRUCTURE

TORONTO (SEPTEMBER 20, 2005) - As previously announced, Cinram International Inc. (TSX: CRW) is evaluating the viability of conversion to an income trust type structure. Cinram has reviewed the announcement by the Minister of Finance, issued yesterday, of his request that the Department of National Revenue postpone providing advance rulings respecting flow-through entity structures, and is considering the impact, if any, of the Minister's announcement on its process.

As part of its evaluation process, Cinram made an application for an advance tax ruling seeking clarification as to certain technical matters relating primarily to the impact that a conversion may have on Cinram's shareholders. The ruling sought did not relate to the viability of the type of structure that Cinram may adopt. As a result, Cinram does not view receipt of a favourable ruling as a prerequisite to proceeding with a conversion. If Cinram determines that a conversion is in the best interests of its shareholders it may proceed with a conversion proposal without a ruling. At this time the company's evaluation of the possibility of a conversion will continue.

ABOUT CINRAM
Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.

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FOR MORE INFORMATION:
Lyne Beauregard
Cinram International Inc.
Tel: (416) 321-7930
lynebeauregard@cinram.com


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